510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: April 22, 2013

To: All Canadian Securities Regulatory Authorities

Subject: WESTERN COPPER AND GOLD CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 16, 2013
Record Date for Voting (if applicable) :	May 16, 2013
Beneficial Ownership Determination Date :	May 16, 2013
Meeting Date :	June 20, 2013
Georgia Room, Main Floor,
Meeting Location (if available) :	1111 West Georgia Street,
Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	95805V108	CA95805V1085

Sincerely,

Computershare
Agent for WESTERN COPPER AND GOLD CORPORATION